EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Morningstar, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333‑124783 and No. 333-176203) on Form S-8 of Morningstar, Inc. of our reports dated March 1, 2018, with respect to the consolidated balance sheets of Morningstar, Inc., and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement Schedule II - Valuation and Qualifying Accounts (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017, annual report on Form 10‑K of Morningstar, Inc.

/s/ KPMG LLP

Chicago, Illinois
March 1, 2018